UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 001-39946

FORM 12b-25	CUSIP Number 00853E305

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Agrify Corporation
Full Name of Registrant

Former Name if Applicable

2468 Industrial Drive
Troy, MI 48084
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by Agrify Corporation (the “Company”) in its Current Report on Form 8-K, as filed on April 17, 2023 (the “Prior 8-K”), the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) determined that it was necessary to restate the Company’s unaudited condensed consolidated interim financial statements as of and for the fiscal periods ended March 31, 2022, June 30, 2022 and September 30, 2022 included in the Quarterly Reports on Form 10-Q with respect to such periods (such restatements, the “Restatements”). The Restatements were made as a result of errors in the accounting for warrants previously issued by the Company. Specifically, the Audit Committee concluded 15,079 warrants issued in a private placement on January 28, 2022 and 34,406 warrants issued in a private placement on March 23, 2022 (collectively, the “Warrants”) should have been classified as a liability measured at fair value, with changes in fair value each period reported in earnings, rather than as a component of equity. The change in fair value of the Warrants was a non-cash charge and was reflected in the Company’s statement of operations. The Restatements were filed on October 2, 2023.

As a result of delays due to the Restatements described above, the Company is unable to complete its unaudited condensed consolidated financial statements and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) by the prescribed due date for such filing. The Company plans to file the Form 10-Q as soon as practicable.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Raymond N. Chang	(617)	788-9043
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☐ Yes   ☒ No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023, due to the reasons described in Part III above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company continues work on its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023. Due to the ongoing work relating to those delinquent filings, the Company is not currently able to provide a reasonable estimate regarding the results as of the date of this filing.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectation and include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing review.

These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing audit may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Agrify Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2023	By:	/s/ Raymond N. Chang
Raymond N. Chang
Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).

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